Exhibit 4.15

English Translation of Chinese Original

Amended Buildings Leasing Contract

By and between

China National Petroleum Corporation

(as lessor)

And

PetroChina Company Limited

(as lessee)

Amended Buildings Leasing Contract

AMENDED BUILDINGS LEASING CONTRACT (the “Contract”) is entered into on this 25th day of August 2011 in Beijing, by and between China National Petroleum Corporation (as lessor) (“Party A”), a state-owned enterprise incorporated and legally existing under the laws of the People’s Republic of China (the “PRC” or “China”), with its enterprise legal person business license number being 100000000010438, and its registered address being at Liupukang, Xicheng District, Beijing; and PetroChina Company Limited (as lessee) (“Party B”), a company limited by shares incorporated and legally existing under the laws of the PRC, with its enterprise legal person business license number being 100000000032522 and its registered address being at 16 Andelu, Dongcheng District, Beijing.

Whereas:

(A) Party A and Party B entered into a Building Leasing Contract (the “Original Contract”) on March 10, 2000, under which, Party B starting from November 5, 1999, leased certain buildings with a total construction area of 279,770 square meters owned by Party A (including both Party A and its subsidiary or controlled companies, enterprises or units);

(B) Party A and Party B further entered into a Supplemental Buildings Leasing Agreement (the “Supplemental Agreement”) on September 26, 2002 under which, Party B starting from January 1, 2003, leased from Party A additional buildings with a total construction area of 442,730 square meters for the purpose of the operation and business of Party B; and

(C) In response to the current development of the business operation of Party B and market changes, Party A and Party B have agreed to make corresponding amendments and supplements to the lease of the relevant buildings on the basis of the provisions in the Original Contract and the Supplemental Agreement.

NOW, THEREFORE, pursuant to the Law of the People’s Republic of China on Urban Real Estate Administration and the Contract Law of the People’s Republic of China and other applicable laws and regulations, Party A and Party B hereby reach agreement as follows in respect of Party B’s lease of the relevant buildings from Party A:

Article 1    Preconditions

1.	Considering the fact that the buildings subject to this Contract are owned by Party A or its owned or controlled companies, enterprises or units, and Party A’s owned or controlled companies, enterprises and other entities have entrusted Party A to exercise the right to lease such buildings, Party A agrees to lease to Party B (including both Party B and its owned companies or units; meaning the same below), and Party B agrees to lease from Party A, such buildings under this Contract.

Article 2    Scope, Use and Disposal of Buildings

2.1	The buildings leased under this Contract refer to the buildings owned by Party A or its owned or controlled companies, enterprises or units, with a total construction area of 734,316 square meters (the “Buildings” or “Building” as the context requires), as set forth in detail in the Buildings Schedule attached hereto as Appendix 1.

2.2	Party A and Party B have agreed that the area of the Buildings may be adjusted accordingly at an interval of approximately three years in response to the actual development of the business operation of Party B.

2.3	Each of Party A’s owned or controlled enterprises that possess any Buildings shall, strictly in accordance with the terms and conditions in this Contract, enter into a specific building leasing contract (the “Specific Contract”) with Party B in respect of any one or more Buildings owned by it. In case of any conflict between any Specific Contract and this Contract, this Contract shall prevail.

2.4	Party B shall use the Buildings in accordance with the provisions in the relevant Specific Contracts and subject itself to the supervision of Party A. If Party B intends to change the use of any Buildings, it shall obtain Party A’s prior consent thereto.

2.5	Party B shall not alter the main structures of any Building without Party A’s consent.

2.6	If the lease term of any Building is not extended upon expiration, Party B shall promptly and fully return such Building to Party A.

2.7	During the term of this Contract, if any owner of any Building transfers the ownership of such Building to a third party, this Contract shall also be binding upon such third party.

Article 3    Term

3.1	The lease term (the “Term”) of the Buildings under this Contract shall be up to 20 years and shall expire on November 4, 2019; provided, however, that during the Term, the parties hereto may negotiate for the extension of the lease term of any specific Building in light of the actual needs and circumstances.

3.2	If Party B intends to extend the Term, it shall give a written notice to Party A at least six months prior to the expiration of the Term.

3.3	Following its receipt of Party B’s notice delivered under Article 3.2 above, Party A shall, before the expiration of the Term, give its consent to the proposed extension and conclude a new lease contract with Party B, and shall complete all the necessary approval formalities relating to the extension of the Term with relevant governmental authorities. The rate of the rent for the renewed lease shall be determined in accordance with the relevant standards prescribed by the relevant governmental authorities or (when there is no such standards) the then prevailing market price.

3.4	The parties hereto agree that, Party B shall have the right to terminate the lease for all or any part of the Buildings at any time before the expiration of the Term; provided, that Party B shall give a written notice to Party A six months prior to the proposed termination date.

Article 4    Rent and Taxes

4.1	Party B shall pay rent to Party A on an annual basis at the rate of RMB1,049(in word: One Thousand and Forty-Nine Renminbi Yuan)/square meter per year.

4.2	The parties hereto agree that the rate of rent may be adjusted appropriately at an interval of approximately three years in response to the actual operational status of Party B and changes in market price; provided, however, that the rate of rent so adjusted may not exceed the comparable fair market price.

4.3	Party A shall, during the Term, be obligated to complete the formalities for the payment of property tax and other statutory taxes and fees relating to the Buildings. The aforesaid taxes and fees shall be actually borne by Party B; provided, however, that subject to relevant tax laws and regulations, Party B may pay such taxes and fees by itself or through Party A as its agent.

4.4	During the Term, Party B shall be responsible for the charges of water, electricity, heating, and repairs and other relevant expenses incurred in the use of the Buildings, which shall be in addition to rent.

Article 5    Implementation of the Contract

5.	The parties hereto shall, before November 30 of each year during the Term, prepare their respective rent allocation plans, reach agreement thereon and distribute such agreed plans among their respective entities. In the preparation of such plan, Party A may, in light of the different conditions and locations of the different Buildings, make internal adjustments to the rate of rent of the specific Buildings. Party A shall make such plan available to Party B by November 30 each year.

Article 6    Rights and Obligations of the Parties

6.1	Rights of Party A:

(a)	Party A shall have the right to collect the rent payment in accordance with this Contract;

(b)	Party A shall have the right to supervise Party B’s use of the Buildings;

(c)	Party A shall be entitled to claim compensation against Party B for any damage to the Buildings caused by Party B during the Term; and

(d)	Any other rights available to Party A under this Contract.

6.2	Obligations of Party A:

(a)	Party A shall ensure the legality of the title owners of the Buildings and the legality of the lease of the Buildings under this Contract. Party A shall also ensure that none of the Buildings is subject to any mortgage or any other third party right. Party A shall take all necessary actions to maintain the compliance of all the Buildings leased hereunder with relevant laws and regulations governing the lease of such Buildings throughout the Term. Party A shall indemnify Party B against any damages or losses suffered by Party B as a result of Party A’s failure to do so;

(b)	Party A shall promptly provide necessary assistance to Party B at Party B’s reasonable request in respect of the Buildings;

(c)	Party A shall ensure that Party B’s normal use of the Buildings will not be affected by Party A’s actions or non-actions;

(d)	Party A shall register this Contract with relevant governmental authorities; and

(e)	Party A shall not take back the Buildings before the expiration of the Term, unless otherwise provided for in this Contract.

6.3	Rights of Party B:

(a)	Party B shall have the right to use the Buildings in accordance with the principles set forth in each Specific Contract and this Contract;

(b)	In response to the needs of its business operation and with consent of Party A, Party B may make alteration and addition to the Buildings, which shall be owned by Party B;

(c)	Party B may sublease the Buildings subject to Party A’s consent; and

(d)	Party B may terminate the lease of any Building upon a 6 month prior written notice to Party A.

6.4	Responsibilities of Party B:

(a)	Party B shall use the Buildings in accordance with relevant laws and regulations;

(b)	Party B shall pay the rent in accordance with this Contract.

Article 7    Further Assurance

7.	The parties hereto have the obligation to take any further action, including executing other relevant agreements, contracts or documents, necessary to ensure the effectuation of the objectives of and the provisions in this Contract.

Article 8    Amendment and Termination of the Contract

8.1	Any amendment to this Contract shall not become effective unless it is agreed to by the parties and made in writing. For the avoidance of doubt, if Party B requests in accordance with this Contract an extension or premature termination of the lease of any Building, the terms and provisions herein shall apply.

8.2	This Contract may be terminated upon occurrence of any of the following events:

(a)	The Term of this Contract expires; or

(b)	The parties hereto reach agreement on the termination of this Contract before the expiration of the Term; or

(c)	As a result of an event of force majeure, such as earthquake, windstorm, fire, flood and war, either party hereto is rendered unable to continue to perform its obligations under this Contract; or

(d)	Any applicable law or regulation requires the termination of this Contract, or a competent court or arbitral body adjudicated, ruled or ordered the termination of this Contract.

Article 9    Liabilities for Breach of Contract and Damages

9.	In the event of any breach of this Contract by either party hereto, the non-breaching party may request or take remedial measures permitted hereunder or under applicable laws, including without limitation, actual performance and compensation for economic losses resulting from such breach.

Article 10    Representations and Warranties

10.1	Party A represents and warrants as follows:

(a)	Party A is a duly established enterprise with the status of an independent legal person and holds a valid business license;

(b)	Party A has carried out its business in accordance with law and has never engaged in any activities beyond the business scope prescribed by law;

(c)	Party A has obtained all governmental approvals (if necessary) and has obtained or completed all internal authorizations necessary for the execution of this Contract; the person signing this Contract on its behalf is a duly authorized representative of Party A; and this Contract, when executed, shall constitute binding obligations of Party A; and

(d)	The execution of this Contract and the performance of its obligations hereunder by Party A will not violate any other agreements to which the Party A is a party, Party A’s Articles of Association or any laws, regulations and rules.

10.2	Party B represents and warrants as follows:

(a)	Party B is a duly established company limited by shares with the status of an independent legal person and holds a valid business license;

(b)	Party B has carried out its business in accordance with law and has never engaged in any activities beyond the business scope prescribed by law;

(c)	Party B has obtained or completed all the internal authorizations necessary for the execution of this Contract; the person signing this Contract on behalf of Party B is a duly authorized representative of Party B and this Contract, when executed, shall constitute the binding obligations of Party B; and

(d)	The execution of this Contract and the performance of the obligations hereunder by Party B do not and will not violate any other agreements to which Party B is a party, Party B’s articles of association or any laws, regulations and rules.

Article 11    Force Majeure

11.1	If a party hereto fails to perform all or part of its obligations under this Contract due to an Event of Force Majeure (an “Event of Force Majeure” means an event beyond reasonable control of the affected party which is unforeseeable, or unavoidable and insurmountable if foreseen, and which happens after the execution of this Contract and renders the full or partial performance of this Contract impossible or impracticable in effect. An Event of Force Majeure includes but not limited to flood, fire, draught, typhoon, earthquake, and other natural disasters, traffic accident, strike, insurrection, turmoil and war (whether declared or not) and any action or inaction of any governmental authorities), the performance of such obligations shall be suspended during the period in which the performance is prevented by the Event of Force Majeure.

11.2	The party claiming the effect of an Event of Force Majeure shall notify the other party in writing of the occurrence of such event as soon as possible, and shall, within 15 days after the occurrence of such event, provide the other party in person or by registered mail with appropriate evidence in support of the occurrence of the Event of Force Majeure and the period of time it lasts. The party claiming that its performance of this Contract has become impossible or impracticable due to an Event of Force Majeure shall take all reasonable efforts to eliminate or minimize the effect of the Event of Force Majeure.

11.3	In case of an Event of Force Majeure, the parties shall immediately consult with each other in respect of the performance of this Contract and shall immediately resume their respective obligations under this Contract upon the ending or elimination of the Event of Force Majeure. In the event that either party to this Contract becomes unable to continue the performance of its obligations herein due to an Event of Force Majeure, Article 8.2(c) in respect of the termination of this Contract shall apply.

Article 12    Miscellaneous

12.1	Unless otherwise provided for in this Contract, without the written consent of the other party, neither party may transfer all or part of its rights and obligations under this Contract.

12.2	This Contract and the appendices attached hereto constitute the entire agreement between the parties, and supersede all previous oral and written agreements, contracts, understandings and communications of the parties in respect of the subject matter of this Contract.

12.3	Any provision hereof that becomes illegal, invalid or unenforceable shall not affect the validity and enforceability of any other provisions of this Contract.

12.4	Any amendments to this Contract or its appendices may be made only by a written agreement executed by authorized representatives of each of the parties and shall be approved by both parties through appropriate corporate actions.

12.5	Unless otherwise agreed by the parties hereto, any delay or failure on the part of any party hereto to exercise any right, power or privilege under this Contract shall not operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude the exercise of any other right, power or privilege.

12.6	The appendices attached hereto constitute an integral part of this Contract and have the same binding effect on the parties hereto as if the appendixes had been incorporated into this Contract.

Article 13    Notice

13.1	Notices and other communications required to be given by any party pursuant to this Contract shall be written in Chinese and may be sent in person, or by registered mail to the address of the other party or sent by facsimile transmission to the number of the other party set forth below. The date on which a notice shall be deemed to have been effectively given shall be determined as follows:

(a)	A notice sent in person shall be deemed duly given on the date of personal delivery;

(b)	A notice sent by registered mail shall be deemed duly given on the seventh day (if the last day falls on a Sunday or a public holiday, then such date shall be postponed to the next business day) following the delivery of such notice to the postal service (as indicated by the postmark);

(c)	A notice sent by facsimile shall be deemed duly given upon the completion of transmission; provided, however, that the party sending the notice shall produce the transmission report printed out by the facsimile machine on which such notice is transmitted in order to prove the successful transmission of such notice to the other party.

The telephone numbers and facsimile numbers of the parties are as follows:

China National Petroleum Corporation

Telephone Number: 010-5998 4815

Facsimile Number: 010-6209 9252

PetroChina Company Limited

Telephone Number: 010-5998 6135

Facsimile Number: 010-6209 9428

A party shall notify the other party in accordance with the terms hereof of any changes to its address or facsimile number set forth above as soon as possible.

Article 14    Governing Law and Dispute Resolution

14.1	This Contract shall be governed by and construed in accordance with the laws of the PRC.

14.2	Any dispute arising from or in connection with this Contract shall be settled through friendly consultations between the parties. Where any dispute fails to be settled through such consultations, either Party A or Party B may refer such dispute to the Beijing Arbitration Commission for resolution through arbitration in accordance with the then effective rules of arbitration of the Beijing Arbitration Commission. An arbitral award shall be final and binding upon both Parties.

Article 15    Miscellaneous

15.1	This Contract shall be written in Chinese.

15.2	This Contract shall be executed in six originals. This Contract shall come into effect upon being executed and chopped by the authorized representatives of both parties and its effectiveness shall retroactively commence as of 5 November 1999. Each original shall have the equal force and effect.

15.3	The Original Contract and the Supplemental Agreement shall cease to be effective as from the date of this Contract.

Party A	Party B

China National Petroleum Corporation	PetroChina Company Limited

/s/	/s/
Authorized Representative	Authorized Representative

Appendix 1

Buildings Schedule

No.	Segments	Building Area (m2)	Estimated Annual Rent for 2011 (in RMB10,000) (The actual rent shall be the amount agreed in the executed Buildings Leasing Contract)
1	Oil and gas companies	145,313.44	15,793.53
	Changqing Oilfield Company	259.20	7,588.92
	Xinjiang Oilfield Company	11,722.18	330.88
	Southwest Oil and Gas Company	93,597.14	7,576.41
	Dagang Oilfield Company	35,730.92	238.86
	North China Oilfield Company	4,004.00	58.46
2	Refineries	368,788.84	31,421.64
	Daqing Petrochemical Company	26,482.00	21,068.31
	Jilin Petrochemical Company	11,823.01	303.98
	Fushun Petrochemical Company	48,190.09	630.29
	Urumqi Petrochemical Company	1,036.00	15.13
	Dalian Petrochemical Company	37,734.00	518.01
	Jinxi Petrochemical Company	23,602.47	180.56
	Daqing Refinery Company	20,723.88	665.65
	Changqing Petrochemical Company	178,808.24	7,675.06
	Kelamayi Petrochemical Company	7,679.00	28.03
	Northeast Refinery Company	12,710.15	336.62
3	Marketing Companies	21,050.51	4,268.51
	Sichuan Marketing Company	3,664.00	89.60
	Shanghai Marketing Company	13,505.01	2,199.48
	Shandong Marketing Company	1,940.75	1,745.73
	PetroChina Fuel Oil Company Limited	1,940.75	233.70
4	Natural Gas & Pipeline Companies	148,116.11	5,741.47
	PetroChina Oil & Gas Pipeline Control Center	2,450.00	178.85
	PetroChina Natural Gas & Pipeline Company	132,597.57	3002.81
	PetroChina West East Gas Pipeline Company (PetroChina West East Gas Marketing Company)	15,518.54	2559.81
5	Others	48,597.00	19,800.00
	PetroChina Co., Ltd.	26,620.00	16200.00
	Guangzhou PetroChina Building	21,977.00	3600.00
Total		734,315.89	77,025.14